January 16, 2007
Via Fax & EDGAR
Michael Fay
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549-3561
Dear Mr Fay

Re:	Reed Elsevier PLC and Reed Elsevier NV
File No. 001-13334 and 001-13688
Form 20-F for the year ended December 31, 2005
We are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “staff”) dated December 15, 2006 (the “comment letter”) relating to the above-referenced Annual Report on Form 20-F. Our Annual Report on Form 20-F for the year ended December 31, 2006 will incorporate additional information and disclosures as reflected in our responses to the staff’s comments below.
In responding to your comments, the companies acknowledge that:
•	They are responsible for the adequacy and accuracy of the disclosure in the filing;
•	They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States ; and
•	The staff’s comments or changes in response to staff comments do not foreclose the Commission from taking any action with regard to the filing.
For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter and we have repeated in italics the comments set forth in the comment letter.

1-3 Strand London WC2N 5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelseviar.com

Selected Financial Data, page 3
1.	For the selected financial data presented in accordance with US GAAP, please disclose revenue for each of the five years presented. Refer to Item 3 (A) of Form 20-F for guidance.
In future filings we will include revenue in the selected financial data presented in accordance with US GAAP.
Notes to the Combined Financial Statements
Note 7: Share based remuneration, page F-22
2.	Please consider disclosing the basis for the expected option life. Refer to Questions 5 and 6 of SAB Topic 14.D.2 for further guidance.
We will expand our disclosures on share based remuneration in future filings to explain the basis for the expected option life assumption.
The expected option life of four years for the 2004 and 2005 option awards was determined based on a historical analysis of the average length of time from grant to exercise for Reed Elsevier option plans.
Note 10: Taxation, page F-26
3.	Please consider disclosing the components of and basis for the non-current taxation liability.
The classification of taxation liabilities as non-current was based on our expectation that settlement of certain taxation liabilities would occur more than twelve months after the balance sheet date. This classification followed that adopted under UK GAAP prior to the introduction of IFRS. Having further considered the requirements of IAS1: Presentation of Financial Statements we believe that these liabilities are more appropriately classified as current rather than as non-current liabilities since, notwithstanding the expected timing of settlement, there is no unconditional right to defer settlement for at least twelve months after the balance sheet date. We will amend future filings to reflect this classification.
Note 12: Acquisitions, page F-27
4.	Please consider disclosing the factors contributing to the recognition of goodwill, in accordance with paragraph 67 (h) of IFRS 3.
We will disclose the factors contributing to the recognition of goodwill in future filings.
The factors that contributed to the recognition of goodwill in 2005 included the acquisition of assembled workforces and the premiums paid for buyer specific synergies. Goodwill also arises due to the recognition of deferred tax liabilities in relation to acquired intangible assets for which the amortization does not qualify as a tax deductible expense.

Note 15 Intangible assets, page F-30
5.	We note your disclosure in regard to certain intangible assets in the “content, software and other” category with a net book value of £1,240 million at January 1, 2004, that arose in acquisitions completed prior to the transition to IFRS. Please explain to us why you were not able to allocate these intangibles to specific categories of intangible assets in the transition to IFRS. Further, explain to us how the transitioning of these intangible assets complies with paragraph B(2)(c)(i) of IFRS1. If it is appropriate to continue to classify these assets as intangibles explain to us the basis for your treatment and the accounting guidance upon which you rely in support of your treatment.
The intangible assets not allocated to specific categories arose on acquisitions completed prior to the adoption of IFRS with effect from January 1, 2004. These acquisitions were previously accounted for in accordance with the UK accounting standard FRS10: Goodwill and Intangible Assets, which specifies that intangible assets are only recognized when they are (1) capable of being disposed of separately without disposing of the business as a whole, and (2) controlled either through legal rights of control or custody. Reed Elsevier’s practice under FRS10 was to value and categorize similar intangible assets in aggregate. These included publishing rights and titles, databases and exhibition rights. Intangible assets that did not meet the recognition criteria, such as assembled workforces, were subsumed within goodwill.
Following the adoption of IFRS, Reed Elsevier’s accounting for intangible assets is governed by IAS38: Intangible Assets. The requirements of IAS 38 are similar to FRS 10 except that IAS 38 also permits the recognition of non-separable intangible assets if they arise from contractual or other legal rights. Because the recognition criteria in IAS38 are less restrictive than those in FRS10, intangible assets qualifying for recognition under FRS10 continue to qualify for recognition under IAS38.
On the transition to IFRS it was not considered practical to reperform the purchase accounting on acquisitions completed prior to the transition date. As permitted by Paragraph B1 of IFRS 1: First Time Adoption of International Financial Reporting Standards, intangible assets on these acquisitions continued to be recognized as before. For acquisitions completed between 2001 and 2003 more specific categorization of intangible assets was included on transition as more detailed information was readily available from the work completed for the purposes of SFAS141: Business Combinations under US GAAP.
6.	In regard to the intangible assets referred to in the preceding comment, please tell us how they are classified for US GAAP purposes (that is, are they classified as intangible assets or included in goodwill) and the basis for your treatment.
The intangible assets referred to in the preceding comment are also classified as intangible assets for US GAAP purposes. On the introduction of SFAS 142: Goodwill and Other

Intangible Assets, the intangible assets were reviewed and it was confirmed that they all met the criteria for recognition which, similarly to the criteria under IFRS discussed in the preceding response, are less restrictive than those under UK GAAP.
Note 35: US accounting information, page F-43
Goodwill and intangible assets, page F-44
7.	Please consider disclosing the components comprising the adjustment to US GAAP for goodwill and intangible assets for each year presented, along with further explanatory narrative as appropriate.
We will disclose in future filings the components comprising the adjustments to US GAAP for goodwill and intangible assets for each year presented and will revise the explanatory narrative accordingly.
The components comprising the adjustments from IFRS to US GAAP as at December 31, 2005 are set out below.
Summary of US GAAP adjustments to goodwill and intangible assets

£m

Gross up for deferred tax on acquisitions prior to adoption of IFRS. (An equivalent value at 1 January 2004 was written off to reserves on transition to IFRS)	822

Accumulated amortization of goodwill charged under prior UK GAAP since adoption under US GAAP of SFAS142 (ie since amortization of goodwill ceased under US GAAP)	618

Accumulated amortization of intangible assets under prior UK GAAP in relation to intangible assets classified as indefinite-lived under US GAAP since adoption of SFAS142 (ie since amortization of indefinite-lived intangibles ceased under US GAAP)	22

Additional accumulated amortization due to different amortization rates applied under prior UK GAAP, principally as a result of the method of adoption of FRS10: Goodwill and Intangible Assets in 1998. (On adoption of the standard, the estimated useful lives of goodwill and intangible assets were re-reviewed and the resulting amortization applied under UK GAAP with retrospective effect. The estimated remaining useful lives under US GAAP were conformed to those under UK GAAP, but under US GAAP the amortization revisions were made prospectively.)	29

Total US GAAP adjustments	_____ 1,491 _____

Please contact me on 011 44 20 7166 5620 if you wish to discuss our responses to the comment letter.
Yours sincerely
Mark Armour
Chief Financial Officer
Reed Elsevier PLC and Reed Elsevier NV

cc:	Patrick Kuhn, SEC
Doug Jones, SEC